SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION NUMBER 0-19791

FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

USF PROCESSORS EMPLOYEES’401K
RETIREMENT PLAN

NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

USF CORPORATION 8550
W. BRYN MAWR AVENUE, SUITE 700
CHICAGO, IL 60631

USF PROCESSORS EMPLOYEES’ 401K RETIREMENT PLAN
FORM 11-K
FOR THE YEAR ENDED DECEMBER 31, 2003

REQUIRED INFORMATION
FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2003 and 2002

The following financial statement, supplementary schedules and exhibits are filed as part of this Annual Report on Form 11-K of the USF Processors Employees’ 401K Retirement Plan.

TABLE OF CONTENTS

1.	Report of Independent Registered Public Accounting Firm
2.	Financial Statement -Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002 -Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003
3.	Notes to Financial Statements
4.	Supplemental Schedules: Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at End of Year)--December 31, 2003
5.	Consent of Independent Registered Public Accounting Firm (Exhibit 23)

All schedules, except as set forth above, are omitted as not applicable or not required, or the required information is included in the financial statements or notes thereto.

The following documents, filed with the Securities and Exchange Commission, are incorporated by reference herein:

Form S-8 Registration Statements No. 33-57634 filed January 28, 1993 and Prospectus dated January 28, 1993 covering 315,000 shares of Common Stock of USF Corporation and No. 333-109957 filed October 24, 2003 and Prospectus dated as of January 1, 2004 covering a total of 600,000 shares of Common Stock of USF Corporation (including the original 315,000 shares) pursuant to the USF Processors Employees’ 401K Retirement Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee, which administers the USF Employees’ 401K Retirement Plan, has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

USF PROCESSORS EMPLOYEES' 401K RETIREMENT PLAN
/s/ Thomas E. Bergmann Thomas E. Bergmann, Member 401(k) Plan Committee
/s/ Gerard M. Klaisle Gerard M. Klaisle, Member 401(k) Plan Committee
/s/ Stephen G. Dill Stephen G. Dill, Member 401(k) Plan Committee

Date: June 25, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee of
USF Processors Employees’ 401K Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of USF Processors Employees’ 401K Retirement Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP Deloitte & Touche LLP

June 15, 2004

USF PROCESSORS EMPLOYEES’ 401K RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
INVESTMENTS--At fair value (Note 3)	$2,809,810	$2,121,689
RECEIVABLES:
Participant contributions	5,307
Company contributions	1,327
Total receivables	6,634	--

NET ASSETS AVAILABLE FOR BENEFITS	$2,816,444	$2,121,689

                                                  See notes to financial statements.

USF PROCESSORS EMPLOYEES’ 401K RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

CONTRIBUTIONS:
Participants	$510,365
Company	96,597

Total contributions	606,962

INVESTMENT INCOME:
Dividend and interest income	34,895
Net appreciation in fair value of investments	443,740

Total investment income	478,635

DEDUCTIONS:
Benefits paid to participants	(390,722)
Administrative expenses	(120)

Total deductions	(390,842)

NET CHANGE	694,755
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,121,689

End of year	$2,816,444

                                                  See notes to financial statements.

USF PROCESSORS EMPLOYEES’ 401K RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003

1.	DESCRIPTION OF THE PLAN

The following description of USF Processors Employees’ 401K Retirement Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan provisions may be found in the Plan document.

General—The Plan is a defined contribution plan sponsored by USF Processors, Inc. (formerly Processors Unlimited Company, Limited) (the “Company”), the sponsor of the Plan, under provisions of Section 401(a) of the Internal Revenue Code (“IRC”). The Plan covers substantially all employees of the Company who have at least one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration—The Plan is administered by the Company. Plan assets were held by Fidelity Management Trust Company (“Fidelity”) as Trustee for the years ended December 31, 2003 and 2002.

Eligibility—Participants become eligible to enter the Plan on the date the participant completes a qualifying year of service.

Contributions—Each year, participants may contribute up to 50 percent of their pretax annual compensation, as defined in the Plan. The Company may contribute a matching contribution at the discretion of the Company’s board of directors. Contributions are subject to certain Internal Revenue Code limitations.

Investment Options—Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers eighteen mutual funds, one managed income portfolio, and a unitized Stock Fund consisting of cash and common stock of USF Corporation (of which the Company is a wholly owned subsidiary) as investment options for participants.

Vesting—Participants are vested immediately in their contributions and the Company’s contributions plus actual earnings thereon.

Payment of Benefits—Upon termination of service due to death, disability, retirement, or financial hardship, the participant or their beneficiary is entitled to distribution of his or her account through an elected distribution method made by the participant in accordance with the Plan’s provisions.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, if any, and allocations of Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Loans to Participants—Subject to such rules and limitations as may be established from time to time participants are allowed to borrow from employee deferral contributions, rollover accounts, or any after-tax deferrals in their accounts subject to a limit of the lesser of 50% of their vested account balance, or $50,000. The loans are secured by the balance in the participant’s account. The interest rate on loans is the prime rate reported in The Wall Street Journal in effect on the last day of the month preceding the loan request. Loan payments are made by payroll deductions, generally over a period not to exceed five years at the election of the participant, with the exception of principal residence loans, which may be extended over a longer period.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments and Income Recognition—Cash equivalents are stated at cost, which approximates market value. The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses—The Company pays all administrative expenses of the Plan, except for administrative fees related to servicing participant loans and broker fees. The investment income of the trust is net of any investment advisory fees charged by the managers.

Benefit Payments—Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who elected to withdraw from the plan but were not yet paid at December 31, 2003 and 2002.

3.	INVESTMENTS

The Plan’s investments are shown below. Investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002 are marked with an asterisk:

	2003		2002
Fidelity Asset Manager	$80,129		$73,963
Fidelity Blue Chip Growth Fund	428,671	*	359,245
Fidelity Diversified International Fund	3,746		1,301
Fidelity Equity Income Fund	161,071	*	118,316
Fidelity Freedom 2000	364		137
Fidelity Freedom 2010	31,807		2,587
Fidelity Freedom 2020	124,308		16,999
Fidelity Freedom 2030	49,611		9,775
Fidelity Freedom 2040	3,486		474,850
Fidelity Freedom Income	45		19
Fidelity Growth Company Fund	515,696	*	361,466
Fidelity Intermediate Bond Fund	133,829		105,952
Fidelity Magellan Fund	466,100	*	377,946
Fidelity Managed Income Portfolio	42,362		7,135
Fidelity Retirement Money Market Portfolio	438,354	*	39,272
Fidelity Spartan U.S. Equity Index Fund	12,882		10,157
Franklin Small-Mid Cap Growth Fund	55,116		28,306
Neuberger Berman Genesis Fund--Trust Class	52,943		67,832
PIMCO Total Return Fund--Administrative Class	13,230		5,149
USF Corporation Unitized Stock Fund	95,252		1,636
Participant loans	100,808		59,646

Total	$2,809,810		$2,121,689

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by:

Fidelity Asset Manager	$10,302
Fidelity Blue Chip Growth Fund	85,540
Fidelity Diversified International Fund	914
Fidelity Equity Income Fund	32,898
Fidelity Freedom 2000	17
Fidelity Freedom 2010	4,942
Fidelity Freedom 2020	19,128
Fidelity Freedom 2030	5,536
Fidelity Freedom 2040	789
Fidelity Freedom Income	1
Fidelity Growth Company Fund	150,690
Fidelity Intermediate Bond Fund	(872)
Fidelity Magellan Fund	92,225
Fidelity Managed Income Portfolio
Fidelity Retirement Money Market Portfolio
Fidelity Spartan U.S. Equity Index Fund	2,461
Franklin Small-Mid Cap Growth Fund	11,167
Neuberger Berman Genesis Fund--Trust Class	12,093
PIMCO Total Return Fund--Administrative Class	75
USF Corporation Unitized Stock Fund	15,834

Total	$443,740

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of the common stock of USF Corporation. USF Corporation is the parent company of the Plan Sponsor, USF Processors, Inc. and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are loans to employees of the Plan Sponsor, USF Processors, Inc., and, therefore, these transactions qualify as party-in-interest transactions.

William N. Weaver, a former director of USF Corporation, is a member of the law firm of Sachnoff & Weaver, Ltd., an Illinois professional corporation. Sachnoff & Weaver has acted and continues to act as outside counsel to the Plan with regard to certain matters. USF Corporation, as the parent company of the Plan Sponsor, USF Processors, Inc., believes that the legal fees billed to the Plan for such services were at market rates.

6.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated June 6, 2003, that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code. The Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

_________________

USF PROCESSORS EMPLOYEES’ 401K RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

Identity of Issue, Borrower, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest	Current Value
*Fidelity Management Trust Company	Fidelity Asset Manager	$80,129
*Fidelity Management Trust Company	Fidelity Blue Chip Growth Fund	428,671
*Fidelity Management Trust Company	Fidelity Diversified International Fund	3,746
*Fidelity Management Trust Company	Fidelity Equity Income Fund	161,071
*Fidelity Management Trust Company	Fidelity Freedom 2000	364
*Fidelity Management Trust Company	Fidelity Freedom 2010	31,807
*Fidelity Management Trust Company	Fidelity Freedom 2020	124,308
*Fidelity Management Trust Company	Fidelity Freedom 2030	49,611
*Fidelity Management Trust Company	Fidelity Freedom 2040	3,486
*Fidelity Management Trust Company	Fidelity Freedom Income	45
*Fidelity Management Trust Company	Fidelity Growth Company Fund	515,696
*Fidelity Management Trust Company	Fidelity Intermediate Bond Fund	133,829
*Fidelity Management Trust Company	Fidelity Magellan Fund	466,100
*Fidelity Management Trust Company	Fidelity Managed Income Portfolio	42,362
*Fidelity Management Trust Company	Fidelity Retirement Money Market Portfolio	438,354
*Fidelity Management Trust Company	Fidelity Spartan U.S. Equity Index Fund	12,882
*Fidelity Management Trust Company	Franklin Small-Mid Cap Growth Fund	55,116
*Fidelity Management Trust Company	Neuberger Berman Genesis Fund--Trust Class	52,943
*Fidelity Management Trust Company	PIMCO Total Return Fund--Administrative Class	13,230
*USF Corporation	USF Corporation Unitized Stock Fund	95,252
*Participant loans	Participant loans (maturing 2004 to 2008 at interest rates of 4.25%--8.25%)	100,808

Total		$2,809,810

                                                  *Permitted party in interest.

EXHIBIT INDEX

Exhibit Number

23                               Consent of Deloitte & Touche LLP

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Numbers 33-57634 and 333-109957 of USF Corporation on Form S-8 of our report dated June 15, 2004, appearing in this Annual Report on Form 11-K of USF Processors Employee’ 401K Retirement Plan for the year ended December 31, 2003.

/s/ Deloitte & Touche LLP Deloitte & Touche LLP

June 24, 2004